Alexander Capital, L.P.
17 State Street, 5th Floor
New York, NY 10004

September 19, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Laser Photonics Corporation
Registration Statement on Form S-1/A
Ladies and Gentlemen

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins in the request of Laser Photonics Corporation that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern Time, on Wednesday, September 21, 2022, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-captioned issue, the prospective underwriter has confirmed that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated September 9, 2022 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned has effected approximately the following distribution of copies of the Preliminary Prospectus, dated September 9, 2022, through the date hereof:

300 copies were distributed to prospective underwriters, institutional investors, dealers and others.

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Very truly yours,
ALEXANDER CAPITAL, L.P. as Representative of the Several Underwriters

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director - Head of Investment Banking